EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$7,134	$5,806	$24,371	$11,974
Fixed charges (excluding preferred stock dividends)	1,535	1,884	4,767	5,710
Total earnings	8,669	7,690	29,138	17,684
Fixed charges:
Interest expense (excluding deposit interest)	1,450	1,804	4,523	5,477
Rent expense interest factor (1)	85	80	244	233
Preferred stock dividends (2)	—	237	—	998
Total fixed charges (excluding deposit interest)	1,535	2,121	4,767	6,708

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	5.65	3.63	6.11	2.64

Including Interest on Deposits:
Earnings:
Income before income taxes	$7,134	$5,806	$24,371	$11,974
Fixed charges (excluding preferred stock dividends)	3,706	5,215	11,774	16,700
Total earnings	10,840	11,021	36,145	28,674

Fixed charges:
Interest expense (including deposit interest)	3,621	5,136	11,530	16,468
Rent expense interest factor (1)	85	80	244	233
Preferred stock dividends (2)	—	237	—	998
Total fixed charges (including deposit interest)	3,706	5,453	11,774	17,699

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	2.92	2.02	3.07	1.62

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.

(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.